Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FEBRUARY 2, 2022

The Annual General Meeting of Shareholders of CGI Inc. (“CGI”) was held on Wednesday, February 2, 2022 at 11:00 a.m. via live webcast. 1,417 shareholders holding 152,121,696 Class A subordinate voting shares and 26,445,706 Class B shares (multiple voting) were present or represented by proxy at the meeting, representing approximately 86.51% of the total votes attached to all issued and outstanding shares as of the record date on December 7, 2021.

Election of directors

All 16 directors proposed for election at the Annual General Meeting of Shareholders were elected by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
Alain Bouchard	412,562,032	99.52%	1,998,993	0.48%
George A. Cope	412,420,811	99.48%	2,140,213	0.52%
Paule Doré	388,665,142	93.75%	25,895,883	6.25%
Julie Godin	410,927,636	99.12%	3,633,389	0.88%
Serge Godin	410,591,447	99.04%	3,969,578	0.96%
André Imbeau	412,502,905	99.50%	2,058,120	0.50%
Gilles Labbé	412,152,109	99.42%	2,409,111	0.58%
Michael B. Pedersen	413,799,964	99.82%	761,256	0.18%
Stephen S. Poloz	413,773,711	99.81%	787,509	0.19%
Mary G. Powell	412,404,190	99.48%	2,157,030	0.52%
Alison C. Reed	413,770,941	99.81%	790,279	0.19%
Michael E. Roach	412,941,141	99.61%	1,620,079	0.39%
George D. Schindler	413,125,496	99.65%	1,435,724	0.35%
Kathy N. Waller	413,225,907	99.68%	1,335,313	0.32%
Joakim Westh	410,951,349	99.13%	3,609,871	0.87%
Frank Witter	413,046,640	99.63%	1,514,580	0.37%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%

Auditor	414,753,433	99.57%	1,809,966	0.43%

Shareholder proposals

Shareholder Proposal Number One was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal One were as follows:

	Votes for		Votes against
	#	%	#	%

Shareholder Proposal Number One	5,743,574	1.39%	408,819,420	98.61%

Shareholder Proposal Number Two was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Two were as follows:

	Votes for		Votes against
	#	%	#	%

Shareholder Proposal Number Two	2,013,281	0.49%	412,549,713	99.51%